30 March 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549
USA

Dear Ms. Davis,

Thank you for your letter dated March 7, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicised text and have provided our response immediately following each numbered comment.

General

1.	Please be advised that we are continuing to consider your responses to our prior comment numbers three, four, five, six, eight and nine. We may have further comments regarding these matters.

We note that there may be further comments on our responses to prior comments three, four, five, six, eight and nine.

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249 Direct line 020 7753 2376/Fax 020 7753 2200
 Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No.719885

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

2.	We note your response to our prior comment number two and are unable to agree with your conclusion. We believe that costs incurred that are expensed as incurred which enter into the determination of profit or loss should be reflected as operating cash flows in accordance with paragraph 14 of IAS 7. Please modify your presentation accordingly.

Exploration costs differ from most costs incurred by a business in that although a significant proportion of the costs are charged to the income statement as incurred they are not incurred to support the current year’s activities. They are an investment for the future. We explore for new resources to support the future of the business and to help meet future global demand for minerals and metals. In considering how to present these costs within the cash flow statement, we first considered the definitions of operating and investing cash flows given in IAS 7.

Paragraph 14 of IAS 7, which defines cash flows from operating activities, is reproduced here for ease of reference:

‘Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity. Therefore, they generally result from the transactions and other events that enter into the determination of profit or loss. Examples of cash flows from operating activities are:

(a)	cash receipts from the sale of goods and the rendering of services;

(b)	cash receipts from royalties, fees, commissions and other revenue;

(c)	cash payments to suppliers for goods and services;

(d)	cash payments to and on behalf of employees;

(e)	cash receipts and cash payments of an insurance entity for premiums and claims, annuities and other policy benefits;

(f)	cash payments or refunds of income taxes unless they can be specifically identified with financing and investing activities; and

(g)	cash receipts and payments from contracts held for dealing or trading purposes.

Some transactions, such as the sale of an item of plant, may give rise to a gain or loss which is included in the determination of profit or loss. However, the cash flows relating to such transactions are cash flows from investing activities. Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.’

We consider that exploration costs are analogous to the example given in paragraph 14 where the gain or loss on the sale of an item of plant is classified as an investing cash flow although it affects profit.

Paragraph 16 of IAS 7, which defines cash flows from investing activities, states that ‘The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows.’ Exploration costs are incurred to identify resources which may generate future income and cash flows.

We also considered the purpose of the presentation of cash flow from operating activities as noted in paragraph 13 to the standard which states:

‘The amount of cash flows arising from operating activities is a key indicator of the extent to which the operations of the entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing.’

As noted above, exploration costs are not necessary to support current operating activity, and they do not support it. They are discretionary costs incurred to support future business generation. In this regard, they are similar to other methods of supporting future business generation: for example the expansion of existing operations and the acquisition of new businesses. Exploration is aimed at generating future economic benefits, but is generally expensed because of the degree of uncertainty regarding recoverability of the expenditure. However, because exploration cash flows are undertaken to support future business generation, they are classified as investing cash flows.

In our opinion, therefore, exploration expenditure falls into the ‘new investments’ category of the above definition.

More generally, in considering the format of the cash flow we have sought to comply with paragraph 11 of the standard, which indicates that ‘An entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business’. The Exploration activities of the Group are managed on the basis that they are an investing activity and their inclusion within cash flow from investing activities is consistent with this.

Note 1 – Principal Accounting Policies

(i) Depreciation and impairment, page A-15

3.	Please provide us with additional information in regard to our prior comment number seven. Specifically, tell us how the JORC defined resources used in your calculations are different than proven and probable reserves as determined in accordance with SEC Industry Guide 7. In addition, please identify the specific projects and the nature of the mineralization where this policy is being followed. We may have further comment.

The JORC definitions of Measured and Indicated Mineral Resources are similar in most respects to the SEC Industry Guide 7 definitions of Proven (Measured) Reserves and Probable (Indicated) Reserves. For example the JORC definition of a Measured Mineral Resource is:

‘that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.’

Whereas SEC Industry Guide 7 defines Proven (Measured) Reserves:

‘Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well-established.’

The difference between the two lies in the SEC Industry Guide 7 definition of a Reserve:

‘That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.’

This requirement applies also to reserves determined in accordance with JORC. However, the SEC requires in applying Industry Guide 7 that a Feasibility Study should be completed before reserves are declared.

In the case of JORC Resources, the estimates are expressed as in-situ tonnes and grade/or quality, that have been subjected to preliminary assessments to determine that there are ‘reasonable prospects for eventual economic extraction’ (JORC Code 2004, clause 19). In order to achieve the legal and economic status of a reserve under JORC, the JORC Resources would be the subject of ‘appropriate assessments and studies’ (pre-feasibility and/or feasibility studies) that examine ‘mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors’ to ‘demonstrate at the time of reporting that extraction could reasonably be justified’ (JORC Code 2004 clause 28).

The main projects to which our comments apply are the very large, long-life mines of Rio Tinto Iron Ore’s Hamersley and Robe operations located in Western Australia. While there is a high degree of confidence in the resources available to meet future demand, the nature of the market, which often involves blending from different ore types to achieve customer requirements, which may vary over time, makes it unwise to commit to detailed feasibility studies prematurely. As noted in our original response, such detailed feasibility studies (to convert resources into reserves) are not undertaken so far in advance of production to enable priority to be given to the evaluation work that is more immediately required.

To a lesser extent, JORC defined resources were used in depreciation calculations at the Argyle Diamond Mine, also in Western Australia. At the start of 2005, a feasibility study on additional underground resources was in progress, based on resources that had been extensively drilled during earlier study stages. The confidence in these resources was confirmed when the project was approved for development in December 2005 and the resources were transferred to JORC defined reserves. At that time, while the reserves met JORC requirements for publication, they did not pass our normal test against the SEC’s three-year trailing average price. They were, therefore, excluded from the ore reserves disclosures in Item 4 of the 2005 Form 20-F and gave rise to a reduction in US GAAP net income in the US GAAP reconciliation as described on page A-97.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

4.	We note your response to our prior comment number 11. Please tell us why you believe it is appropriate to reflect your measure of Underlying Earnings on a consolidated basis in the notes to the financial statements. Similarly, we note your use of this measure when describing your results of operations in your MD&A for your primary segments and that it is not presented in your primary segment footnote disclosure. In addition, please tell us which segment disclosures presented represent your segments under SFAS 131 for U.S. GAAP.

Management uses underlying earnings to monitor the performance of the Group and its operating segments on a monthly basis. The gains and losses excluded from underlying earnings are monitored separately. Underlying earnings per share is therefore presented as an additional performance measure as expressly permitted under IFRS. Underlying earnings is also, therefore, used in the segmental analysis produced in compliance with SFAS 131 and in the discussion of the results in the M D & A. To comply with IAS 33 and SFAS 131, underlying earnings is reconciled with net earnings and the reconciliation is set out in the notes to the financial statements. IAS 14 specifies the profit measures that must be disclosed in the segmental analysis. We comply with this specification but the measures are not used in managing the business and are therefore unsuitable for reporting under SFAS 131. The disclosures on pages A-90, A-91 and A107 provide the segmental information required under SFAS 131. We explain the above points in detail below.

Under IFRS, paragraph 73 of IAS 33 ‘Earnings per Share’, which is quoted below for ease of reference, expressly permits the disclosure within the notes to the financial statements of earnings per share measures other than those defined by the standard. This permission includes measures which are not based on specific line items reported in the income statement.

‘If an entity discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the income statement other than one required by this Standard, such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard. Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes to the financial statements. An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax. If a component of the income statement is used that is not reported as a line item in the income statement, a reconciliation shall be provided between the component used and a line item that is reported in the income statement.’

Underlying earnings per share is disclosed in note 10 to the financial statements which refers to the reconciliation of underlying earnings to net earnings shown in note 2. ‘Net earnings’ is a line item on the face of the income statement.

Rio Tinto’s product groups: Iron Ore, Energy, Industrial Minerals, Aluminium, Copper and Diamonds are its segments under IAS 14 and SFAS 131. These are the segments whose operating results are regularly reviewed by the Group’s Chief Executive who is the chief operating decision maker. The chief executive of each product group reports to the Chief Executive of Rio Tinto.

The primary segmental analysis disclosed in note 32 on page A-52 of the 2005 20F responds to the disclosure requirements of IAS 14 ‘Segment Reporting’. These requirements are set out in paragraphs 51 to 67 of IAS 14 and, in particular, they require disclosure of ‘segment result’. Segment result is defined in paragraph 16 of IAS 14 and is defined as ‘segment revenue’ less ‘segment expense’. Detailed definitions of these two terms are also given in paragraph 16. The segment results reported under IAS 14 in note 32 exclude the results of equity accounted units and are stated before charging income tax and before deducting outside interests.

Management considers that it is necessary to incorporate the results of equity accounted units, and to deduct income tax and outside interests in arriving at the measure of segmental result which it uses to monitor business performance. Therefore, the profit measure disclosed in note 32 is not used by management to monitor business performance. Consequently, it is not appropriate to use this measure in the MD&A or for segmental reporting under SFAS 131. Underlying earnings is the measure which the chief operating decision makers use to track the performance of the Group on a monthly basis. This measure is therefore included in our SFAS 131 segmental disclosure, as described in detail below.

The Financial Information by Business Unit (‘FIBU’) included on pages A-90 to A-91 includes the majority of the segmental disclosure required under SFAS 131. Specifically, it includes as a measure of profit or loss, the underlying earnings of each segment. The column containing this measure is headed ‘net earnings’ because the total of the segmental information is reconciled with the net earnings of the Group at the foot of this column. The FIBU also includes additional voluntary analysis by Business Unit. The other segmental disclosures addressing the requirements of SFAS 131 are set out in the US GAAP section of the financial statements in Note 52 on page A-107.

The Group total of underlying earnings includes the underlying earnings of the operating segments, ‘Other items’ (which includes central office costs and the OTX support group), ‘Exploration and evaluation’ costs and ‘Net interest’. This Group total of underlying earnings forms the bottom line of the earnings report reviewed by the Chief Executive on a monthly basis.

The line for ‘items excluded from underlying earnings’ reconciles this total to net earnings as shown in the income statement. The reconciliation is to net earnings as segmental earnings measures are net of income tax and minority interests.

The requirement of paragraph 32b of SFAS 131 for a reconciliation of the total of the measures of profit and loss of the reportable segments to the enterprise’s consolidated net earnings is fulfilled by note 2 to the financial statements.

Within the MD&A, we focus on the overall change in net earnings and seek to explain it by reference both to operational performance, as reflected in underlying earnings, and to those items excluded from net earnings. This is the way that management monitors performance. We therefore believe that this approach best fulfils the requirement within ‘Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations’ (‘FRR 72’), in that the MD&A ‘should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business’. We consider that the separate discussion of exclusions from underlying earnings gives these exclusions an appropriately high profile, allowing readers to understand the nature of these items.

5.	Please clarify to us the caption “Underlying Earnings” and why you believe it is an appropriate description of the measure. Please also clarify how the term Underlying Earnings is representative of the earnings you may have achieved had the reconciling items not occurred.

The Group is using ‘underlying’ in the sense of ‘basic’ or ‘fundamental’. The purpose of presenting underlying earnings is to allow users of the accounts to focus separately on the Group’s results attributable to its current business operations and those attributable to other factors. The reconciliations of underlying earnings included in the MD&A focus on the fundamental drivers of our business, which are price, exchange rates, inflation, volumes and cost. Underlying earnings excludes the effect of items that either impact year on year comparability, do not reflect the underlying economic position or obscure underlying performance because of their volatility. Further explanations of the reasons for each exclusion were included in our prior response. We consider that providing this sort of analysis helps investors understand ‘the quality of, and potential variability of, the Group’s earnings …so that investors can ascertain the likelihood that past performance is indicative of future performance’ as prescribed in FRR 72.

Net earnings are the bottom line results of the Group for the year and in disclosing underlying earnings we are not attempting to present the results for the year as if the excluded items had not occurred; rather we are segregating these items so that they, and the results of our core business, can each be explained separately.

Note 5 – Impairment Charges, page A-22

6.	We note your response to our prior comment number 12. Please tell us the actual exchange rate used to determine the fair value less cost to sell. In addition, please tell us how this rate was determined. Further, please explain why you believe a historical average was appropriate given your disclosure that the trends in the Rand exchange rate that appear to have given rise to your impairment testing.

The exchange rates used to determine the fair value less costs to sell were 2005: 6.0 rand = US$1; 2006: 6.5 rand = US$1; 2007 and subsequent years: 7.0 rand = US$1.

The long term rate applied to 2007 and subsequent years was determined using an average of the actual exchange rates for the ten years to 31 December 2004, expressed in 31 December 2004 money terms.

The rates used for 2005 and 2006 assumed a gradual transition to the long term exchange rate over two years.

As indicated in our letter of 31 January 2007, management did assume that a reasonable buyer would not use the year end spot Rand exchange rate in 2004 due to its abnormal strength relative to its historical average level compared with the US dollar. The spot exchange rate at R5.63 compared with an average of R6.46 for 2004 and of R7.56 for 2003. In these particular circumstances, it was management’s view that the strong rand spot exchange rate at the end of that year was ephemeral and was not sustainable in the future. The outturn has been broadly in line with our assumptions: the rand exchange rate has weakened, averaging R6.37 in 2005 and R6.77 in 2006. The rate on 31 December 2006 was R6.98.

We considered that a ten year average was the most relevant and objective basis available at the time to assess what exchange rate assumption a willing and able market participant would have used in valuing Palabora, given the longer term history of the South African rand at the time of our evaluation.

Exchange rates for the Rand are volatile and driven by short term capital flows which may not be consistent with equilibrium conditions. Using longer term rates overcomes some of this volatility. Ten years is a period which is sufficiently long to eliminate much of the volatility which occurs over the economic cycle.

As stated in note 5 to the financial statements, the impairment review of Palabora was undertaken: ‘Against a background of adverse financial results, including limited production from the underground mine and the strengthening of the rand against the US dollar…’ The recent strengthening of the rand was one of the factors that caused us to review the value of Palabora. However, it was not the most important element and for the reasons set out above, we concluded that the recent change in the rand exchange rate should not be factored into the valuation of Palabora.

7.	Please clarify if you believe a willing and able marketplace participant would have used a historical average computed in a similar matter to determine the fair value of the relevant business at the date of determination. Please also provide us with an understanding of the prevailing forward Rand exchange rates at the date of your impairment determination.

Please note that our response to the first part of your comment 7. is included in our response to your comment 6. above.

The South African rand exchange rates against the US dollar as at December 31, 2004 quoted on the Bloomberg system were as follows:

Spot rate	R5.63
One year forward	R5.90
Two years forward	R6.11
Three years forward	R6.36
Four years forward	R6.60
Five years forward	R6.85

Forward exchange rates quoted in the market are based on the spot rate adjusted for a forward discount that reflects the excess of medium term South African interest rates over US interest rates at the date of the quotation. They are not based on market forecasts of future exchange rates. For this reason, we do not consider the forward rates to be an appropriate basis for forecasting exchange rates used in valuations; and we would not expect market participants to use these as a valuation assumption.

Note 52 – Reconciliation to U.S. Accounting Principles

8.	We note your response to our prior comment number 13 regarding your treatment of exploration costs under U.S. GAAP. Please clarify the part of your response that states, “Costs incurred subsequent to a final feasibility study are considered to be development costs” Please note that costs that are exploratory in nature incurred beyond the purpose of further defining of a body of proven and probable reserves shall be expensed as incurred under U.S. GAAP. This would include any costs incurred to conduct “near mine” exploration beyond the limits of existing proven and probable reserves.

Generally, final feasibility studies are undertaken on defined projects, once proven and/or probable reserves have been delineated. The final feasibility study determines the appropriate design and operational factors that enable detailed engineering, construction and, eventually, mining to take place. It is therefore the case that exploration on that project has effectively ended by the time a feasibility study has been completed. As noted in our original response, costs subsequent to that point on the defined project are in the nature of mine development costs.

Our statement that ‘Costs incurred subsequent to a final feasibility study are considered to be development costs’ refers to costs incurred in the construction phase of the mine. This period extends from the time that the project has been approved for construction, based on a final feasibility study, up until the time the project is capable of commercial production. Development costs incurred during this time that are necessary to obtain the future economic benefits of the new mine would be capitalised as Property, plant and equipment.

We agree that ‘costs that are exploratory in nature incurred beyond the purpose of further defining of a body of proven and probable reserves shall be expensed as incurred under US GAAP’. This would include any costs incurred to conduct “near-mine’ exploration beyond the limits of existing proven and probable reserves.’ Our policy is consistent with this statement.

* * *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ Guy Elliott

Guy Elliott

cc:	Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

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